Filed by Oaktree Strategic Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income Corporation

File No. of Related Registration Statement: 333-250891

On February 4, 2021, Oaktree Strategic Income Corporation (“OCSI”) held a conference call to discuss OCSI’s financial results for the quarter ended December 31, 2020. The conference call contained information regarding OCSI’s proposed merger with and into Oaktree Specialty Lending Corporation (“OCSL”). The following are excerpts from the transcript of OCSI’s February 4, 2021 conference call discussing OCSI’s proposed merger with and into OCSL.

Mathew Pendo:

Before I turn the call over to Armen, I wanted to provide an update on OCSI’s plan to merge with and into Oaktree Specialty Lending Corporation, an affiliate business development company that is also managed by Oaktree.

As we discussed in our last call, we expect this will create a larger, more scaled BDC with increased trading liquidity, potentially broadening our institutional shareholder base, and may improve access to lower-cost sources of debt. We also anticipate that it will drive NII accretion over both the near- and long-term.

We are confident that now is the right time to move forward with this merger; both portfolios have strong credit quality and our transition out of non-core assets that we’ve been working on since 2017, is nearly complete.

The registration statement has been declared effective, the proxy solicitation process has begun, and the merger is on track to close by the end of the current quarter, with our shareholders and OCSL shareholders scheduled to vote on the transaction on March 15. We encourage all shareholders to review the proxy materials and vote your shares accordingly.

* * * *

Armen Panossian:

With our strong liquidity and the resources of Oaktree, we are in excellent position to pursue new investments now and as part of our merged operation with OCSL.

* * * *

Mathew Pendo:

We are also looking forward to the pending merger with OCSL as we believe that this combination benefits both sets of shareholders through scale, portfolio diversity and expected earnings accretion.

We are excited about the future for the combined company and remain confident that we will continue to identify new, attractive, risk-adjusted investment opportunities, enabling us to deliver improved returns to our shareholders.

* * * *

Christopher Gastelu (CGA):

My one question, are you able to give any update on the premerger tax distribution? I know there was a number in the proxy. But I don’t know if you had any further update at this time.

Mel Carlisle:

Sure. There’s not an update. The number we included in the proxy, it should come out pretty close to that.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of OCSI with and into OCSL. The forward-looking statements may include statements as to: future operating results of OCSL and OCSI and distribution projections; business prospects of OCSL and OCSI and the prospects of their portfolio companies; and the impact of the investments that OCSL and OCSI expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OCSL and OCSI stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of OCSL and OCSI or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OCSL’s and OCSI’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OCSL’s and OCSI’s publicly disseminated documents and filings. OCSI has based the forward-looking statements included in this communication on information available to it on the date of the conference call, and OCSI assumes no obligation to update any such forward-looking statements. Although OCSI undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that OCSI may make directly to you or through reports that OCSI in the future may file with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of OCSL and OCSI has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of OCSL and OCSI and a prospectus of OCSL (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of OCSL and OCSI on or about January 21, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSL AND OCSI ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSL, OCSI, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com, and, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com.

Participants in the Solicitation

OCSL and OCSI and their respective directors, certain of their respective executive officers and certain other members of management and employees of Oaktree Fund Advisors, LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of OCSL and OCSI in connection with the Proposals. Information about the directors and executive officers of OCSL and OCSI is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSL and OCSI stockholders in connection with the Mergers is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

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